5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

 March 17, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, DC 20549 USA

Attention:	Division of Corporate Finance, Office of Life Sciences

Dear Sirs/Mesdames:

Re: Adastra Holdings Ltd. (the "Company") Registration Statement on Form 20-F Filed March 11, 2022 File No. 000-56365

We write in response to your letter of March 16, 2022 to Michael Forbes, Chief Executive Officer of the Company, with respect to Registration Statement on Form 20-F filed by the Company on March 11, 2022. Our response is numbered in a manner that corresponds with your comments as set out in your letter of March 16, 2022.

Amendment No. 3 to Form 20-F filed March 11, 2022

Risk Factors

Doing business in the cannabis industry leaves our company subject to possible regulatory risks, page 4

1. We note your response to our prior comment 1 and reissue the comment in part. Please revise your Regulatory Framework subsection on page 15 in the Information on the Company section to also describe the governmental regulations applicable to psychedelics and their material effects as you have done in your risk factor disclosure here.

We have expanded our disclosure in the regulatory framework subsection to state, as we have in the risk factors section, that:

• Psychedelics are controlled substances in Canada under the Controlled Drugs and Substances Act.

• In order to develop our business and undertake research and development, we are applying for a dealer license for psychedelics which, if obtained, will allow the Company to possess and formulate psychedelics. We anticipate being successful in this application.

5451 275th Street Langley, BC, V4W 3X8 www.adastraholdings.ca

• At present, Health Canada has yet to approve psychedelics as a drug and it is currently illegal to possess psychedelics in Canada without a dealer licence or other exemption.

• We are confident that our application will be successful, however, if in the unlikely event we are unable to obtain a dealer license, this will severely limit our ability to undertake research and development in psychedelics.

2. We note your response to our prior comment 3 and reissue the comment in part. We note your statement on page F-10 that the acquisition of PerceiveMD "will allow the Company to generate revenue from providing cannabis and psychedelic therapies which is a new business area for the Company," whereas you do not address PerceiveMD's involvement with psychedelics in your revised disclosure on page 14. Please expand your disclosure on page 14 to include a description of the nature of PerceiveMD's operations and principal activities, including with respect to psychedelics, stating the main categories of products sold and/or services performed and a description of the material effects of government regulations on PerceiveMD with respect to its activities involving psychedelics, identifying the regulatory body. Refer to Item 4.B of Form 20-F.

The Company has amended its disclosure in Note 4 of the Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended September 30, 2021 to remove the sentence "The acquisition will allow the Company to generate revenue from providing cannabis and psychedelic therapies which is a new business area for the Company." This now aligns with the disclosures on page 14 relating the description and nature of Perceive MD's operations and principal activities.

Should you have any questions, please do not hesitate to contact the Company's legal counsel: Clark Wilson LLP, Attn: Cam McTavish, at (604) 891-7731.

Yours truly,

ADASTRA HOLDINGS LTD.

/s/ Michael Forbes
Michael Forbes
Chief Executive Officer